Exhibit 99.7

Jinxing Ji, P.Eng

JJ Metallurgical Services Inc.

7547 Lambeth Drive

Burnaby, British Columbia

Canada

V5E 4A5

CONSENT of QUALIFIED PERSON

New Pacific Metals Corp (the “Company”)

I, Jinxing Ji, Metallurgist with JJ Metallurgical Services Inc, P.Eng (EGBC# 59305), consent to any extracts from, or a summary of the technical report Carangas Deposit - Preliminary Economic Assessment of October 1st,2024 (the “Technical Report”) in the news release of the Company dated October 1st, 2024 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this October 1st, 2024.

/s/Jinxing Ji

Jinxing Ji, P.Eng